(Cortex Pharmaceuticals, Inc. Letterhead)

January 7, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cortex Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 001-16467

Dear Mr. Rosenberg:

Thank you for the Staff’s letter dated November 19, 2010, relating to its review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Based upon recent discussion with the Staff, we hereby provide an amended proposed disclosure that restates our original correspondence dated December 3, 2010.

The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter. Each of the comments from the Staff’s letter has been reproduced in italics immediately before our response. This letter of response has been filed on EDGAR under the form label CORRESP, as requested.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Patents and Proprietary Rights, page 12

1.	We note that you disclose on page 13 that your large number of issued composition of matter patents have longer lives and are more critical to protecting your product pipeline than the method of use patents that you discuss in greater detail in the same section. Please provide draft disclosure for your next 10-K identifying each material composition of matter patent, what product they relate to (i.e. CX1739, CX717 or another product), the jurisdictions in which they were granted and their expiration dates.

Cortex Response:

We confirm that we will revise our disclosures regarding our patents and proprietary rights in our next 10-K to identify each material composition of matter patent, what product they relate to, their respective jurisdictions and their respective expiration dates. Below is a current draft of our proposed additional disclosure, which is subject to revisions prior to filing with our next Form 10-K.

Most importantly, we own or have exclusive rights to a large portfolio of composition of matter patents or pending patent applications with much longer patent lives that we believe are fundamental to pharmaceuticals in general and more critical to our commercial protection worldwide. AMPAKINE CX717 was acquired by Biovail in our March 2010 transaction, along with certain rights to CX1739. Specifically, Biovail’s rights to CX1739 are limited to an intravenous dosage form to treat respiratory depression or vaso-occlusive crises associated with sickle cell disease. The structure of the transaction with Biovail permits us to pursue the development of CX1739 as a potential treatment for sleep apnea disorders, ADHD and other indications. CX1739 is included in composition of matter claims in pending patent applications filed in the U.S. and worldwide. If issued, this patent family would expire in May 2028.

CX2007 and CX2076, part of a chemically distinct series of low impact AMPAKINE compounds, are included in other patent applications filed in the U.S. and worldwide. If issued, this patent family would expire in August 2028.

Similarly, our high impact AMPAKINE, CX929, is included in a composition of matter patent issued in the U.S. and in pending patent applications filed worldwide. The patent issued in the U.S. and the patents for the worldwide applications, if issued, would expire in November 2022.

We will continue to update this disclosure in future filings as necessary.

Management’s Discussion and Analysis and Financial Condition and Results of Operations

Results of Operations, page 25

2.

Please separately quantify the research and development expenses you incurred for each product during each of the periods presented and the total to date. If you do not maintain any research and development costs by product, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Cortex Response:

We supplementally advise the Staff that we are a small development stage biotechnology company and our internal research and development resources are often distributed among numerous projects. In many instances, the same employee may address several research functions. As a result, we do not allocate costs to each compound for research performed in our laboratories. However, we are able to provide disclosure regarding our overall internal research and development costs across our AMPAKINE platform as well as costs allocated to our material compounds for external research and development work (e.g. conducted under contract outside of the company). Below is a draft of our proposed additional disclosures as applied to our Form 10-K for the fiscal year ended December 31, 2009, which will be revised to reflect any changes prior to filing with our next periodic report.

Our research and development expenses for the year ended December 31, 2009 decreased from approximately $10,780,000 to approximately $4,598,000, or by 57% from the prior year. The most significant decrease reflects external expenses during the prior year for clinical studies with AMPAKINE CX717 as a treatment for respiratory depression and preclinical development of AMPAKINE CX1739, which is now in human clinical testing. More specifically, the development of CX717 was slowed significantly because of some potential preclinical toxicology effects that might limit its clinical applications to very short term uses in humans. At the same time, we started development of a newer compound with longer patent life, CX1739.

The total external preclinical and clinical development expenses for CX717 for the years ended December 31, 2009 and 2008 were approximately $106,000 and $1,473,000, respectively, with amounts for 2008 reflecting the substantial clinical work still underway at that time. For CX1739, total external preclinical and clinical development expenses totaled approximately $1,021,000 and $2,061,000 during the years ended December 31, 2009 and 2008, respectively. External preclinical and clinical development expenses to date through December 31, 2009 for CX717 and CX1739 amounted to approximately $16,000,000 and $3,000,000, respectively.

Other external preclinical expenses for the years ended December 31, 2009 and 2008 for less advanced AMPAKINE compounds totaled approximately $16,000 and $337,000, respectively. In total, our external clinical and preclinical expenses for the years ended December 31, 2009 and 2008 approximated $1,143,000 and $3,871,00, respectively.

Amounts incurred for all internal research and development costs, including personnel costs and indirect amounts allocated to research and development, as well as costs for retaining outside experts for consulting and research activities are deemed to benefit the entire AMPAKINE platform and are not separately evaluated by compound. Such costs, excluding amounts for non-cash stock compensation charges, totaled approximately $3,229,000 and $6,187,000, respectively.

Of these totals, for the years ended December 31, 2009 and 2008, expenses for personnel, outside experts and consultants approximated $1,956,000 and $4,331,000, respectively. Indirect costs allocated to research and development include laboratory facility and supply expenses, along with amounts related to the access and protection of our AMPAKINE technology. For the years ended December 31, 2009 and 2008, laboratory facility and supply expenses totaled approximately $684,000 and $1,272,000, respectively. For the year ended December 31, 2009, costs related to the access and protection of our AMPAKINE technology approximated $589,000 and were materially unchanged from such expenses for the prior year period.

Our non-cash stock compensation charges related to research and development for the years ended December 31, 2009 and 2008 approximated $226,000 and $722,000, respectively.

The difference in unallocated costs between 2009 and 2008 reflects the reductions in the clinical development of CX717 and the start- up of the new compound CX1739, as well as early work on preclinical development of other potential drug candidates. Early preclinical development costs are usually much lower than when a compound is moved into clinical development, where costs to conduct human trials are substantially greater. At this time, we are just beginning the clinical development of CX1739 and developing other preclinical backup candidates. As the clinical development of CX1739 expands, our research and development costs are anticipated to increase significantly.

Note 3 — Stockholders’ Equity

Common Stock and Common Stock Purchase Warrants, page F-13

3.	Please revise your disclosure to state whether you are legally permitted to settle the warrants that were issued in conjunction with registered offerings in unregistered shares. If you may be required to settle the warrants in registered shares, please explain to us why you have not accounted for these warrants as derivative liabilities. In your response, please explain to us how you overcome the presumption of net cash settlement in ASC 815-40-25-14.

Cortex Response:

We confirm that we will revise our disclosures in our future periodic filings regarding our warrants that were issued in conjunction with our prior registered offerings to state that we are legally permitted to settle such warrants in unregistered shares by means of a cashless exercise, whereby the holder of the warrants would receive a number of unregistered common shares representing the gain on exercise of such warrants, divided by the volume weighted average price of our common stock on the trading day immediately preceding such exercise. We supplementally advise the Staff that, based on the foregoing ability to settle the warrants with unregistered shares, we have not accounted for these warrants as derivative liabilities. For the Staff’s reference, an example of the cashless exercise feature noted above can be found in Section 2(c) of the warrant issued in our July 2009 PIPE offering (see Exhibit 10.114 to our Form 10-K for the fiscal year ended December 31, 2009).

As part of our analysis regarding the accounting treatment for the subject warrants, we examined the application of ASC 815-40-25-14. We supplementally note that one of the requirements for the application of ASC 815-40-25-14 is that the derivative instrument requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net cash settlement would be permitted or required. We supplementally advise the Staff that, based on the fact that the subject warrant agreements expressly provide for settlement in unregistered shares through means of a cashless exercise in the event that there is no effective registration statement, the net cash settlement presumption of ASC 815-40-25-14 would not apply.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under federal securities laws of the United States.

Please contact Marc Alcser, our Corporate Counsel, at Stradling Yocca Carlson & Rauth, at (949) 725-4136 if you have questions regarding our response. You may also contact me at (949) 727-3157, x138.

Sincerely,

CORTEX PHARMACEUTICALS, INC.

/s/ Mark A. Varney

Mark A. Varney, Ph.D.
President and Chief Executive Officer